UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☒ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer

Eagle Protect, PBC

Legal status of issuer Form

Public benefit corporation

Jurisdiction of Incorporation/Organization

Delaware

Date of incorporation

May 11, 2015

Physical address of issuer

3079 Harrison Avenue, Suite #21

South Lake Tahoe, CA 96150

Website of issuer

https://eagleprotect.com/

Name of intermediary through which the offering will be conducted

Crowdfund Mainstreet

CIK number of intermediary
0001690300

SEC file number of intermediary
007-00133

CRD number, if applicable, of intermediary
None.

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
6.5% of offering proceeds that are actually distributed to the issuer

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Type of security offered
Promissory Notes (Debt)

Price (or method for determining price)
Face value

Target offering amount
$100,000

Oversubscriptions accepted:
☒ Yes
☐ No

Oversubscriptions will be allocated:
☐Pro-rata basis
☒First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
December 16, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

Financial summary

	Most recent fiscal year end	Prior fiscal year end
Total Assets	$429,814	$319,974
Cash and Cash Equivalents	$38,847	$55,644
Accounts Receivable	$78,283	$32,119
Short-term Debt	$513,280	$432,098
Long-term Debt	$0	$0
Revenues/Sales	$155,224	$42,406
Cost of Goods Sold	$126,419	$28,699
Taxes Paid	$250	$1,600
Net Income	$-697,522	$-620,884

The jurisdictions in which the issuer intends to offer the securities

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming

Form C


Offering Statement

of

Eagle Protect, PBC

("Eagle US," the "company," the "issuer," "we," "our," "us")

Offering of Revenue-Share Promissory Notes


Pursuant to Rule 201 of Regulation Crowdfunding (§ 2-27.201), an issuer offering or selling securities in reliance on section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") must disclose the following information.

(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer.

Name	Form of Organization	Jurisdiction of Organization	Date of organization	Physical address	Website
Eagle Protect, PBC	Public benefit corporation	Delaware	May 11, 2015	3079 Harrison Avenue, Suite #21, South Lake Tahoe, California 96150	https://eagleprotect.com/

(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:

(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and
(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Name	Position(s) with the Issuer	Time period position(s) with the issuer have been held	Principal occupation and employment	Organization in which such occupation and employment has taken place
Stephen Ardagh	President, Chief Executive Officer, Secretary, Treasurer, Director	2015-present	President and Chief Executive Officer	Eagle US
Lynda Ronaldson	VP of Marketing, Director	2015-present	VP Marketing	Eagle US

The following persons are directors and persons performing functions as officers of Eagle Directed Limited, a New Zealand limited company ("Eagle NZ") which is the sole owner of Eagle US.

Stephen Ardagh, Director
Lynda Ronaldson, Director
Michael Taylor, Director
Gareth Brooks, Chief Operating Officer

(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of beneficial owner	Ownership percentage
Eagle NZ	100%

The Ardagh Ronaldson Family Trust owns 62% of Eagle NZ. The trustees are Lynda Ronaldson, Richard Neave, and Stephen Ardagh.

(d) A description of the business of the issuer and the anticipated business plan of the issuer.

Please see the company's business description and plan, which is filed with this offering statement as **Exhibit C**.

(e) The current number of employees of the issuer.

Five.

(f) A discussion of the material factors that make an investment in the issuer speculative or risky.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Each investor is advised to carefully read and consider the following risk factors and all other materials provided in determining whether or not to invest. The following list of risk factors, and any other risk factors stated in this offering statement, are not intended and should not be understood as an exhaustive list of all risks related to an investment.

The Notes (as defined in Item (m)(1) below) are not secured by any collateral, nor are the Notes guaranteed or insured by the FDIC or any other entity. Our ability to pay the Repayment Amount (as defined in Item (m)(1) below) depends solely on the success of the company.

The Notes have not been submitted to any rating agency to obtain an opinion or rating of the risk of timely collection of principal and interest.

All decisions with respect to the management of the company will be made exclusively by the board and executives of the company. Investors have no right to take part in the management of the company, including the election of directors.

All of the interest you earn on the Notes will be taxable income to you. EACH PROSPECTIVE INVESTOR SHOULD SEEK THE INVESTOR'S OWN TAX ADVICE CONCERNING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES.

It is possible that the use of the proceeds will be revised by management. Management will have significant flexibility in applying the net proceeds of this offering.

INCREASED COMPETITION: The company is the only certified B Corp operating in its field and has innovated in food safety, sustainability, and a clean, transparent supply chain. As we grow and expand in the US, other businesses may want to emulate us, and competition could increase resulting in decreased revenue.

CASH FLOW: Buying product and shipping long distances require careful cash flow planning and execution. It is possible that we will not have enough cash flow or working capital to meet obligations, due to either poor sales or late-paying customers. We believe this risk can be mitigated by our longstanding relationships with key suppliers and the experience of our Eagle NZ, our parent company, which manages our cash flow and which has become a leading supplier to the primary food sector in New Zealand.

ADDITIONAL CAPITAL: Although reaching our minimum target in this offering will achieve the company's stated goals, it is likely in the future further capital will be required for us to continue expansion in the US marketplace. There is a risk that this may be difficult to achieve if market or economic conditions change.

INDEPENDENT TRUSTEE: We have not retained an independent trustee to act on the investors' behalf in the event of default. Therefore, there is no independent third-party to protect investors' interests.

(g) The target offering amount and the deadline to reach the target offering amount.

The target offering amount is $100,000, and the deadline to reach the target is December 16, 2018.

If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

(h) Whether the issuer will accept investments in excess of the target offering amount and, if so, the maximum amount that the issuer will accept and how oversubscriptions will be allocated, such as on a pro-rata, first come-first served, or other basis.

We will accept investments in excess of the target offering amount, up to a total of $1,070,000. Oversubscriptions will be allocated on a first-come, first-served basis.

(i) A description of the purpose and intended use of the offering proceeds.

Based on current marketing activity and forecasts we see the funds being allocated in approximately the following manner. Conditions and market developments may mean changes will be made to the allocations.

USE OF FUNDS	MIN	MID	MAX
TOTAL RAISE	**$100,000**	**$550,000**	**$1,070,000**
Inventory (incl. shipping, warehousing, etc.)	$100,000	$250,000	$450,000
Staff Hire – Sales – in-house/customer support	0	$120,000	$250,000
Staff Hire – Logistics/Operations	0	$120,000	$180,000
Additional Trade Shows/Marketing	0	$60,000	$75,000
Research & Development – Recycling	0	0	$65,000
Research & Development – New Products	0	0	$50,000

(j) A description of the process to complete the transaction or cancel an investment commitment.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in our offering materials.

This offering's intermediary, MiTec, PBC (dba Crowdfund Mainstreet) ("CMS") will notify investors when the target offering amount has been met.

If we reach the target offering amount prior to the deadline identified in our offering materials, we may close the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to us upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The issuer may decide to terminate an offering at any time. An offering may also be cancelled if the target raise is not reached. If this occurs, the investor is entitled to a full refund. Within five business days following the cancellation of the offering, CMS will

> Send the investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that you are expected to receive.

> Direct the refund of the investor's funds. Please note that the company may choose not to accept an investment for any reason.

A description of the process to complete the transaction is included in the investor education materials provided on the CMS platform.

(k) A statement that if an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

(l) The price to the public of the securities or the method for determining the price.

The price of each security is its face value, the dollar amount invested.

Prior to any sale of securities, each investor shall be provided in writing the final price and all required disclosures.

(m) A description of the ownership and capital structure of the issuer, including:

(1) The terms of the securities being offered and each other class of security of the issuer, including:

the number of securities being offered
the number of securities outstanding
whether or not outstanding securities have voting rights
limitations on such voting rights
how the terms of the securities being offered may be modified
a summary of the differences between such securities and each other class of security of the issuer
a summary of how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer

This is an offering of up to $1,070,000 in revenue-share promissory notes (the "Notes"). The Notes have the following principal provisions.

When Paid in Full: Outstanding principal and accrued interest on each Note will be considered paid in full when the company has paid the investor the "Repayment Amount," defined as the original investment amount multiplied by 1.5. Notwithstanding the foregoing, all outstanding principal and interest shall be due and payable no later than March 31, 2024.

Payments: Beginning on June 30, 2019, the company shall make annual payments to the investor within 90 days following the end of each fiscal year, until the Repayment Amount is paid in full.

The annual payment shall be each investor's "Pro Rata Share" (the ratio that results from dividing the amount of the investor's original investment by the total amount loaned under all of the promissory notes which contain substantially the same terms as the Notes offered in this offering, except for the Repayment Amount) of four percent (4%) of the company's "Revenue" (the company's cash receipts, less costs passed through to users and refunds).

The company's accountant shall calculate Revenue on a cash basis at the end of each fiscal year.

Under no circumstances shall payments to any investor exceed what is allowed under California or other applicable law governing usury.

Prepayment: The company may pay off any or all of the Notes in their entirety at any time by paying one, some, or all of the investors any unpaid part of the Repayment Amount for any or all of the amounts owed to the investors under the Notes. The company may make partial prepayments, provided that all partial prepayments shall be made pro rata among all of the investors based on the amount of their original investments.

Investor Information Rights: The company will deliver to the investors unaudited annual financial statements no later than 90 days following the close of the fiscal year.

Security: The Notes will be unsecured obligations of the company.

Subordination: The Notes shall be subordinated to all indebtedness of the company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Assignment: The Notes may be assigned by either party so long as such assignment complies with all applicable laws and regulations.

Amendment: Any provision of a Note (other than the loan amount or the Repayment Amount) may be amended, waived or modified upon the written consent of the company and the holders of a majority (by unpaid principal amount) of the Notes. Any provision of a Note may be amended by mutual agreement of the parties.

The above is intended to be only a summary of some of the key terms of the Notes and is not a complete description of the terms of the Notes. Please see the form of Note filed with this offering statement as **Exhibit A** for the complete terms of the investment.

The company has no outstanding securities other than common stock, which, as stated above in Item (c), is 100% owned by Eagle NZ.

Investors will not have voting rights in or ownership of the company.

Investors' rights under the Notes may be modified as described under "Amendment" above. Please see Item (m)(5) below for a description how investors' rights could be diluted.

(2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered.

Investors in the Notes will have no voting rights. It is possible that the company's shareholders, officers or directors will make a decision that has negative consequences for the company and affects the company's ability to make payment on the Notes.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Please see Item (c) above.

(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The securities are valued at face value.

(5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

If the company issues additional promissory notes with substantially the same terms as the Notes, the investor's annual Pro Rata Share of the issuer's Revenue could be diluted. In other words, if there are more investors owning promissory notes with substantially the same terms as the Notes offered in this offering, the principal and interest owed to the investor relative to the principal and interest owed to all investors could be reduced. If that happens, the investor's Pro Rata Share (as defined in Item (m)(1) above)—and the annual payment due to the investor— would also be smaller.

Investors in the Notes will have no voting rights or other decision-making rights in the company. It's possible that the company's shareholders, officers or directors will make a decision— including the issuance of additional securities, a sale of the issuer or of the assets of the issuer or transactions with related parties—that has negative consequences for the company and affects the company's ability to make payment on the Notes.

(6) A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

The securities may not be transferred for one year after they are issued unless they are transferred:

(1) To the issuer;

(2) To an accredited investor;

(3) As part of an offering registered with the SEC; or

(4) To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

For purposes of this Item (m)(6), the term accredited investor shall mean any person who comes within any of the categories set forth in 17 CFR § 230.501(a), or who the issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

For purposes of this Item (m)(6), the term member of the family of the investor or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the investor, and shall include adoptive relationships. For purposes of this Item (m)(6), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

(n) The name, SEC file number and Central Registration Depository (CRD) number (as applicable) of the intermediary through which the offering is being conducted.

The name of the intermediary is MiTec, PBC (dba Crowdfund MainStreet). The SEC file number of the intermediary is CMS SEC file number is 007-00133. The intermediary does not have a CRD number.

(o) A description of the intermediary's financial interests in the issuer's transaction and in the issuer, including:

(1) The amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering, and
(2) Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest.

The amount of compensation to be paid to CMS is 6.5% of offering proceeds that are actually distributed to the issuer.

(p) A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms.

The company has an outstanding loan from its President, Chief Executive Officer, and Director Stephen Ardagh. The amount outstanding on the loan is $25,166. The loan bears no interest. The loan is payable on disposal of a certain motor vehicle.

The company has an outstanding loan from Eagle NZ. The amount outstanding on the loan is $444,662.99. The loan bears no interest and has no maturity date.

(q) A description of exempt offerings conducted within the past three years.

None.

(r) A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:
(1) Any director or officer of the issuer;

(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Eagle US received approximately $1.27 million in capital contributions from Eagle NZ.

Eagle US purchased product from Eagle NZ in transactions totaling $59,484.17

Eagle US sold product to Eagle NZ in transactions totaling $27,285.28.

Lynda Ronaldson and Stephen Ardagh received salaries of approximately $75,000 and $160,000 respectively.

Eagle NZ made two advances for $75,000 on the loan described in Item (p) above.

(s) A discussion of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Each prospective investor should read the following discussion of our financial condition together with our financial statements, which have been filed with this offering statement as **Exhibit B**, and the related notes and other financial information included elsewhere in this Form C. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. Prospective investors should review the risk factors stated in Items (f) and (m) above as such factors could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Operations

Eagle US was formed in 2015 as a Delaware public benefit corporation.
As stated in Item (c) above, the shares in Eagle US are 100% owned by Eagle NZ.

Eagle NZ has been operating in New Zealand for over 12 years, since 2006. It supplies the New Zealand food, medical and related industries with disposable gloves, clothing and miscellaneous medical consumables. Eagle NZ supplies between 70% and 80% of the primary food sector in New Zealand and has distribution agreements through two major multinational companies.

Eagle US is a US supplier of disposable gloves and clothing, with gloves being our core product. The financial statements filed with this offering statement as **Exhibit B** show slow growth between April 2016 to March 2018. Revenue for the month of March 2018 was approximately $30,000. Since March, some major clients have come on board. Our August 2018 revenue was $182,000 approximately. If we are able to maintain monthly revenue at that level, our annual revenue will be approximately $2.2 million.

This high rate of growth has placed demand on cash flow. In particular, it has increased our need for funds to build up inventory so that we can service increasing users of Eagle US as well existing clients who want to purchase additional products that are allied to our core glove offering.

In addition to increased inventory, as we grow we need operations, logistics resources and increased sales presence to best capture the momentum we are now experiencing.
By growing, we may have an opportunity to lower per unit cost, transportation and storage through economies of scale.

Liquidity and Capital Resources

Eagle US has thus far been supported by Eagle NZ, which has provided considerable startup capital so that Eagle US can operate. Eagle US and Eagle NZ also share other resources, such as accounting and administration.

Eagle NZ is profitable. Eagle US is not profitable to date and is focused on growth.

Our goal is to continue to grow without relying on Eagle NZ. We believe the proceeds from this offering, and a subsequent private offering if necessary, will allow us to do that. If we raise sufficient funds, we believe that we will continue to see revenue growth and larger margins through economies of scale as sales increase.

(t) For offerings that, together with all other amounts sold under section 4(a)(6) of the Securities Act within the preceding 12-month period, have, in the aggregate, the following target offering amounts:

(1) $107,000 or less, the amount of total income, taxable income and total tax, or the equivalent line items, as reported on the federal income tax returns filed by the issuer for the most recently completed year (if any), which shall be certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns, and financial statements of the issuer, which shall be certified by the principal executive officer of the issuer to be true and complete in all material respects. If financial statements of the issuer are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the information reported on the federal income tax returns or the certifications of the principal executive officer;

(2) More than $107,000, but not more than $535,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements; and

(3) More than $535,000, financial statements of the issuer audited by a public accountant that is independent of the issuer; provided, however, that for issuers that have not previously sold securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), offerings that have a target offering amount of more than $535,000, but not more than $1,070,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements.

The issuer's reviewed financial statements have been filed with the SEC with this offering statement as **Exhibit B**.

(u) Any matters that would have triggered disqualification under §227.503(a) but occurred before May 16, 2016. The failure to provide such disclosure shall not prevent an issuer from continuing to rely on the exemption provided by section 4(a)(6) of the Securities Act if the issuer establishes that it did not know and, in the exercise of reasonable care, could not have known of the existence of the undisclosed matter or matters.

None.

(v) Updates regarding the progress of the issuer in meeting the target offering amount, to be provided in accordance with 17 CFR §227.203.

As required by 17 CFR §227.203, we will make publicly available on the CMS platform frequent updates regarding our progress in meeting our target offering amount. We will also file a Form C-U to disclose the total amount of securities sold in the offering no later than five business days after the offering deadline, as required by 17 CFR §227.203.

(w) Where on the issuer's website investors will be able to find the issuer's annual report, and the date by which such report will be available on the issuer's website.

The annual report will be posted on our website at https://eagleprotect.com/pages/about-us by April 30, 2019.

(x) Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

No.

(y) Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

None. However, please note:

We will file a report with the SEC annually and post the report on our website no later than 120 days after the end of each fiscal year covered by the report.

We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (2) filing at least one annual report pursuant to Regulation Crowdfunding and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation Crowdfunding and having total assets that do not exceed $10,000,000, (4) the repurchase of all the securities sold in this offering by the company or another party, including any payment in full of debt securities or any complete redemption of redeemable securities or (5) the liquidation or dissolution of the company in accordance with state law.

Please see the **Exhibits** attached to or filed with this offering statement and please see the issuer's campaign page on crowdundmainstreet.com for further information about the offering.

List of Exhibits

Exhibit A: Revenue-Share Promissory Note
Exhibit B: 2017 and 2018 Reviewed Financial Statements
Exhibit C: Business Description and Plan
Exhibit D: Crowdfunding Page Text
Exhibit E: Pitch Deck